SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF: 06.164.253/0001-87

NIRE: 35.300.314.441

(Publicly-held Company)

CALL NOTICE

SPECIAL SHAREHOLDERS’ MEETING

The Shareholders of Gol Linhas Aéreas Inteligentes S.A. (“Company”) are hereby called to the Special Shareholders’ Meeting, to be held on March 23, 2015, at 10:00 a.m., in the Sheraton São Paulo WTC Hotel, located on Avenida das Nações Unidas, 12.559, Brooklin Novo, in the city of São Paulo, State of São Paulo, in order to pass resolutions on the following agenda:

      i.             approve the split of common shares of the Company in the ratio of thirty-five (35) to one (1); and

     ii.            approve amendments to the Bylaws of the Company to improve corporate governance and strengthen the alignment of interests among shareholders, including the increase in economic rights of preferred shares in the ratio of thirty-five (35) to one (1), the representation of preferred shareholders on the Board of Directors, a separate vote for preferred shareholders in special meetings on certain matters, restrictions on the sale of shares held by FIP Volluto (“Controlling Shareholder”), the obligation to launch a public tender offer for all shares if any person acquires 30% or more of the Company’s economic rights, among others.

In compliance with the applicable legal and statutory provisions, copies of the documents to be discussed at the Special Meeting are available at the Company’s head-office and at the web pages of the Company (www.voegol.com.br/ri), the BM&FBOVESPA (www.bmfbovespa.com.br) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, “CVM”) (www.cvm.gov.br).

The Company has also made available a Manual for Shareholders’ Attendance of the Meeting in Portuguese, which may be obtained at the Company’s head-office and at the web pages of the Company (www.voegol.com.br/ri), the BM&FBOVESPA (www.bmfbovespa.com.br) and the CVM (www.cvm.gov.br).

In addition, we will distribute Proxy Materials in English to the holders of our American Depositary Receipts (“ADRs”) in connection with the exercise of voting rights pertaining to the preferred shares represented by ADRs at the Special Shareholders’ Meeting.

General Instructions

➢  Voting at the Meeting

Voting of the proposals contained in the agenda of the Meeting shall be carried out in two stages to allow preferred shareholders in attendance to determine the the outcome of the vote, excluding the votes of the Controlling Shareholder and of the Company’s directors and officers. The Controlling Shareholder will vote in accordance with the majority of the Company’s non-controlling shareholders in order not to influence the outcome of the voting.

1

The Company will provide transportation to the shareholders so wishing, from its head-office, at Praça Comandante Linneu Gomes, s/nº, Portaria 3, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, to the Meeting location - Sheraton São Paulo WTC HOTEL. Transportation information and hours shall be available from the Company’s website in the next few days.

➢  Participation by Proxy, Public Request of Proxy and On-Line Meeting

Any shareholder wishing to be represented by proxy shall submit the respective power of attorney, with special powers, and documents evidencing the powers of the signatories, with signatures certified by a notary public, or to file it at the head-office of the Company to the attention of the Investor Relations Officer.

Under the terms of the Notice to the Market published on this date, the Company intends to proceed with a Public Request of Proxy, to make the participation of holders of outstanding shares who may not be able to personally attend the Meeting or have no proxy appointed by them easier.

The Company will also provide online voting access through the “Assembleias Online” electronic platform, which will allow shareholders to vote by electronic proxy and digital certification.

São Paulo, February 06, 2015.

Constantino de Oliveira Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2